UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LL & E ROYALTY TRUST
(Name of Issuer)

UNITS OF BENEFICIAL OWNERSHIP
(Title of Class of Securities)

502003106
(CUSIP Number)

BARRY BROOKS
1628 EAST MAIN ST
SPRINGFIELD OH  45503-4636
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502003106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BARRY BROOKS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER 1,298,813
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,298,813
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.84%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

LL & E Royalty Trust units of beneficial ownership.

Item 2.	Identity and Background.

This is being filed by Barry Brooks, a US citizen residing at 1628 East Main St, Springfield, OH 45503-4636. By trade Mr. Brooks is a coin and collectables dealer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining him of future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Brooks used his personal funds for his purchases of LRTR in the amount of $1,203,222, for an aggregate holding of 1,298,813 units.

Item 4.	Purpose of the Transaction.

The units purchased date back to initial purchases commencing in 2007 and continuing to this month. It’s is Mr. Brooks belief that the trust is undervalued based upon current market conditions and pricing of oil. For this reason he will continue to make purchases if market conditions prevail.

Item 5.	Interest in Securities of the Issuer.

A)_The Reporting Person holds 1,298,813 units of the issuer representing 6.84 % of the issued and outstanding.

B) The Reporting Person has the sole power to vote or direct the vote for these shares in their entirety.

C) There were transactions in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts or agreements between Mr. Brooks and any of the other holders of large positions. There has been a conversation between Mr. Brooks and Jeff Beckett, and also between Mr. Mehta.  Mr. Brooks is aware of the ongoing litigation involving Mr. Beckett but is not involved.

Item 7.	Material to be filed as Exhibits.

N/A

CUSIP No. 502003106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2011

By:	/s/ Barry Brooks
Barry Brooks